Webcast 4Q09

José Antonio do Prado Fay - CEO
Leopoldo Saboya - CFO and IRO

The results of the fourth quarter 2009 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Highlights

- Creation of a global giant with the merger of Perdigão and Sadia, which will have the scale and competitiveness to consolidate Brazil's position as an agribusiness powerhouse;
- Structured operation for the merger of all Sadia's shareholders in BRF;
- Primary offering in the amount of R$5.3 billion; (Follow-on of the year - Latin Finance)
- Comprehensive liability management of BRF ended up with a successful USD 750 million bond issuance to extend debt maturity;
- Authorization for the coordinated integration of exports, acquisition of raw materials and services and sales of in-natura products to the domestic market (CADE);

01

2009 Results

Highlights

R$ - MILLION

HIGHLIGHTS	4Q09	4Q08	% Ch.	2009	2008	% Ch.
Gross Sales	6,263	3,576	75%	18,589	13,161	41%
Domestic Market	4,185	2,278	84%	11,840	8,104	46%
Exports	2,078	1,298	60%	6,749	5,057	33%
Net Sales	5,306	3,058	73%	15,906	11,393	40%
Gross Profit	1,405	912	54%	3,635	2,759	32%
Gross Margin	*26.5%*	*29.8%*	*(330 bps)*	*22.9%*	*24.2%*	*(130 bps)*
EBIT	276	312	(11%)	350	709	(51%)
Net Income	6	(20)	-	120	54	122%
Net Margin	*0.1%*	*(0.7%)*	-	*0.8%*	*0.5%*	*30 bps*
Adjusted Net Income (1)	6	(20)	-	252	54	364%
Adjusted Net Margin	*0.1%*	*(0.7%)*	-	*1.6%*	*0.5%*	*110 bps*
EBITDA	370	465	(20%)	912	1,159	(21%)
EBITDA Margin	*7.0%*	*15.2%*	*(820 bps)*	*5.7%*	*10.2%*	*(450 bps)*
Earnings per Share (2)	0.01	(0.10)	-	0.28	0.26	8%

(1) Adjusted Net Income - ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
(2) Consolidated earnings per share (in R$), excluding treasury shares (1,226,090 as of 12.31.09)
2008 Sadia's results were adjusted in accordance with 11,638 law.

Highlights - Proforma

R$ - MILLION

HIGHLIGHTS	4Q09	4Q08	% Ch.	2009	2008	% Ch.
Gross Sales	6,263	7,311	(14%)	24,426	25,353	(4%)
Domestic Market	4,185	4,295	(3%)	15,282	14,711	4%
Exports	2,078	3,016	(31%)	9,144	10,642	(14%)
Net Sales	5,306	6,338	(16%)	20,937	22,121	(5%)
Gross Profit	1,405	1,979	(29%)	4,730	5,621	(16%)
Gross Margin	*26.5%*	*31.2%*	*(470 bps)*	*22.6%*	*25.4%*	*(280 bps)*
EBIT	276	741	(63%)	416	1,458	(71%)
Net Income	6	(1,331)	-	228	(2,435)	-
Net Margin	*0.1%*	*(21.0%)*	-	*1.1%*	*(11.0%)*	-
Adjusted Net Income (1)	6	(1,331)	-	360	(2,435)	-
Adjusted Net Margin	*0.1%*	*(21.0%)*	-	*1.7%*	*(11.0%)*	-
EBITDA	370	1,024	(64%)	1,222	2,324	(47%)
EBITDA Margin	*7.0%*	*16.2%*	*(920 bps)*	*5.8%*	*10.5%*	*(470 bps)*

(1) Adjusted Net Income - Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
2008 Sadia's results were adjusted in accordance with 11,638 law.

Breakdown of net sales – 2009

Diversified product portfolio

Pro-forma

By Product


Others
2.6%
Milk*
7.0%
Dairy Products
3.4%
Other
Processed
7.6%
Poultry
31.3%
Pork / Beef
9.1%
Processed
Products
38.9%

By Market


Domestic
market
58.1%
Exports
41.9%

* Includes UHT, pasteurized and powdered milk

02

Company's Performance

Costs x Prices x FX

Proteins (US$/kg) Export prices in Brazil


1.73
2.17
Pork
Chicken

Source: Abef, Abipec

	Chicken	Pork
2009 x 2008	(16%)	(25%)
4Q09 x 3Q09	1%	2%

Milk (R$/Liter) (Average prices paid to producers in Brazil)


0.8
0.7
0.6
0.5
0.58
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09

Source: Cepea

2009 x 2008	(8%)
4Q09 x 3Q09	(14%)

Grains-CBOT (US$/Bushel)


16,0
14,0
12,0
10,0
7,0
6,0
5,0
4,0
3,0

Source: Bloomberg

	Corn	Soybean
2009 x 2008	(28%)	(16%)
4Q09 x 3Q09	18%	(1%)

US Dollar (R$ x US$)


2.60
2.20
1.80
1.40
1.00
1.75
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09

Source: Bloomberg

2009 x 2008	9%
4Q09 x 3Q09	(7%)

Sales – 4Q09

BRF BRASIL FOODS

	PROFORMA	THOUSAND TONS			R$ MILLION		
		4Q09	4Q08	% Ch.	4Q09	4Q08	% Ch.
Domestic Market	**Meats**	**477**	**488**	**(2)**	**2,923**	**2,944**	**(1)**
	In Natura	81	91	(12)	401	429	(7)
	Elaborated/Processed (meats)	396	397	(0)	2,522	2,515	0
	Dairy Products	**250**	**291**	**(14)**	**625**	**716**	**(13)**
	Other Processed	**99**	**93**	**7**	**500**	**474**	**5**
	Soybean Products/ Others	**65**	**59**	**11**	**138**	**162**	**(15)**
	Total	**891**	**931**	**(4)**	**4,185**	**4,295**	**(3)**
	Processed	**549**	**555**	**(1)**	**3,260**	**3,279**	**(1)**
	% Total Sales	**62**	**60**		**78**	**76**	
Export Market	**Meats**	**524**	**520**	**1**	**2,048**	**2,938**	**(30)**
	In Natura	426	420	2	1,544	2,259	(32)
	Elaborated/Processed (meats)	98	100	(2)	504	679	(26)
	Dairy Products	**1**	**5**	**(79)**	**6**	**47**	**(88)**
	Other Processed	**5**	**6**	**(15)**	**24**	**32**	**(25)**
	Total	**530**	**531**	**(0)**	**2,078**	**3,017**	**(31)**
	Processed	**104**	**106**	**(3)**	**533**	**714**	**(25)**
	% Total Sales	**20**	**20**		**26**	**24**	

Sales – 2009

PROFORMA	THOUSAND TONS			R$ MILLION		
	2009	2008	CH. %	2009	2008	CH. %
Domestic Market						
Meats	**1,751**	**1,711**	**2**	**10,053**	**9,300**	**8**
In Natura	352	360	(2)	1,638	1,597	3
Elaborated/Processed (meats)	1,399	1,351	4	8,415	7,703	9
Dairy Products	**1,009**	**1,128**	**(11)**	**2,627**	**2,807**	**(6)**
Other Processed	**384**	**359**	**7**	**1,939**	**1,790**	**8**
Soybean Products/ Others	**367**	**383**	**(4)**	**663**	**814**	**(19)**
Total	**3,512**	**3,581**	**(2)**	**15,282**	**14,711**	**4**
Processed	**1,994**	**1,958**	**2**	**11,299**	**10,610**	**6**
% Total Sales	**57**	**55**		**74**	**72**	
Export Market						
Meats	**2,147**	**2,272**	**(6)**	**8,973**	**10,211**	**(12)**
In Natura	1,857	1,951	(5)	7,323	8,378	(13)
Elaborated/Processed (meats)	290	321	(10)	1,649	1,833	(10)
Dairy Products	**4**	**16**	**(75)**	**21**	**128**	**(83)**
Other Processed	**18**	**22**	**(20)**	**79**	**85**	**(7)**
Soybean Products/ Others	**9**	**9**	**(4)**	**71**	**217**	**(67)**
Total	**2,178**	**2,320**	**(6)**	**9,144**	**10,641**	**(14)**
Processed	**309**	**346**	**(11)**	**1,738**	**1,939**	**(10)**
% Total Sales	**14**	**15**		**19**	**18**	

Exports by region

% Net Sales

Corporate Law


2009
Other Countries 16.0%
Middle East 32.7%
Eurasia 9.4%
Far East 16.7%
Europe 25.2%


2008
Other Countries 14.7%
Middle East 25.6%
Eurasia 14.6%
Far East 22.9%
Europe 22.2%

World Meat Trade



25,000
20,000
15,000
10,000
5,000
0
12.802
22.711
21.704
8.890
5.608
7.206
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 * 2010 **
Beef Pork Poultry ***

* Preliminary
** Forecast
*** Poultry (Chicken, special poultry and turkey)

Source: USDA (Oct/09)

Brazilian Exports

THOUSAND TONS



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,564
6,090
700
12%
***
3,520
40%
1,870
26%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 **
11%
28%
Aggregate Brazilian Market Share
Brazilian Market Share

* Preliminary
** Forecast
*** Poultry (Chicken, special poultry and turkey)

Source: USDA (Oct/09)

Positive Brazilian Outlook

Real income growth (%)



6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.2
1.2
4.8
3.2
2.2
2.8
3.0
2004
2005
2006
2007
2008
2009
2010
Total Wages: ↑ 6%

Employment generation ('000)



400
200
0
-200
-400
-600
-800
Dec-06
Jan-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
995 thousand of new jobs

Sales of specialty meats (Brazil)



180,000
175,000
170,000
165,000
160,000
155,000
150,000
145,000
140,000
JAN/FEB 2007
JUL/AUG 2007
JAN/FEB 2008
JUL/AUG 2008
MAR/APR 2009
SEP/OCT 2009
-10%
+16%

Consumption of processed meat
kg/per capita/year (indexes - Brasil = 100)



100
123
229
291
341
386
420
623
700
Brazil
Mexico
Bulgary
Slovakia
Spain
USA
France
United Kingdom
Germany

Source: IBGE, MTE, AC Nielsen

03

Debt and Investment

Investments



Pro-forma 2009: R$ 802.8 million
Vitória de Santo Antão 6.8%
Lucas do Rio Verde 9.3%
Bom Conselho/ Três de Maio 12.3%
New Projects 3.2%
Productivity and Optimization 68.4%

Investments in Breeder Stock in 2009: R$368 million

P.S.: The investments carried out in Rio Verde (GO) are considered in the Productivity and Optimization item and were covered by insurances

Debt

R$ - Million

DEBT - R$ MILLION	ON 12/31/09 CURRENT	NONCURRENT	TOTAL	ON 12/31/08 TOTAL	% Ch.
Local Currency	1,914	2,305	4,218	1,228	243%
Foreing Currency	1,000	3,580	4,580	4,138	11%
Gross Debt	**2,914**	**5,884**	**8,798**	**5,366**	**64%**
Cash Investments					
Local Currency	2,393	394	2,787	772	261%
Foreing Currency	1,851	283	2,134	1,204	77%
Total Cash Investments	**4,244**	**677**	**4,920**	**1,976**	**149%**
Net Accounting Debt	**(1,330)**	**5,208**	**3,878**	**3,390**	**14%**
Exchange Rate Exposure - US$ Million			**(1,092)**	**(581)**	**88%**

Pro-forma



Net Debt
Net Debt/Ebitda LTM
12.000
10.000
8.000
6.000
4.000
2.000
-
6,0
5,0
4,0
3,0
2,0
1,0
0,0
4.4
5.1
4.9
2.4
3.2
10,123
10,417
9,345
4,543
3,878
4Q08
1Q09
2Q09
3Q09
4Q09

Shareholder's Composition

Difuse Control – Equal Rights



Sabiá
0.9%
Previ-BB
13.7%
Petros
9.1%
Valia
3.0%
Sistel
1.5%
ADR's (NYSE)
8.1%
Foreing
Investors
26.5%
Treasury Shares
0.3%
Domestic
Investors
36.9%

As of December 31, 2009
Number of Common Shares:
436,236,623
Capital Stock: R$ 12.6 billion

Monthly traded volume

4rd Quarter 2009: US$ 61.9 million/day - 278% higher

2009: US$ 39.2 million/day - 46% higher



Volume (US$ million)
Price us$
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
BRFS3
BRFS
Price BRFS3 (US$)

Key Brands

BRF
BRASIL FOODS

PERDIGÃO
Sadia
Rezende
batavo
Elegê
Cotochés
Naturalmente Saudável
WILSON
Becel
Doriana
Confiança
Qualy
Sadia
Sadia
PERDIX
Sahtein
Sadia
ФАЗЕНДА
Pense Light

Brasil Foods (BRFS3) is present in the main indexes of BM&FBovespa.

http: //www.brasilfoods.com/ir